UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA y AGROPECUARIA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

226406106

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Andrés Moncayo

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

June 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 226406106		Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Eduardo Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC –OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

105,729,225
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

105,729,225
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,729,225
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.9%
14.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D
CUSIP No. 226406106		Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC –OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

105,729,225
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

105,729,225
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,729,225
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.9%
14.	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D
CUSIP No. 226406106		Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC –OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

105,729,225
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

105,729,225
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,729,225
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.9%
14.	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D
CUSIP No. 226406106		Page 5 of 10 Pages

AMENDMENT No. 5 TO SCHEDULE 13D

This Amendment No. 5 Schedule 13D (“Amendment No. 5”) amends and restates Items 4 and 5 of the Schedule 13D filed by Cresud with the SEC (the “Schedule 13D”), as amended and restated from time to time. The aggregate amount of Cresud Common Shares beneficially owned by the Reporting Persons has not changed, but the percentage such Shares represent is amended due to a typing mistake. This Amendment No. 5 reflects the actual percentage beneficially owned by the Reporting Persons. Capitalized terms used in this Amendment No. 5 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

SCHEDULE 13D
CUSIP No. 226406106		Page 6 of 10 Pages

Item 4. Purpose of Transaction

On June 22, 2006, the equivalent of 11,876,600 shares of Cresud Common Stock were credited as a consequence that IFISA exercised 6,030,947 Warrants, at a price of US$0.60936 per share. The total amount of the transaction was US$7,236,423.63.

E. Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud and IRSA. E. Elsztain is the beneficial owner of 43.7% of the shares of IFIS. E. Elsztain owns directly 24.3% of IFIS and indirectly 19.4%; 2.5% through Consultores Venture Capital Uruguay (formerly known as Duriland S.A.), a corporation organized under the laws of the Republic of Uruguay, and 16.9% through Dolphin Fund plc, an Isle of Man limited liability company. IFIS owns 99.975% of IFISA and Consultores Venture Capital Limited own the remaining 0.025%. E. Elsztain owns 85.0% of Consultores Venture Capital Limited, a company incorporated in the Cayman Islands. By virtue of their beneficial ownership of IFISA, IFIS and E. Elsztain are beneficial owners of all the shares of Cresud Common Stock held for the account of IFISA, which represents 32.9% of the fully total shares of Cresud Common Stock on a fully diluted basis.

Subject to, among other things, availability at prices deemed favorable, the Reporting Persons may purchase additional Units (as defined herein), Notes (as defined herein), Warrants (as defined herein) and/or shares of Cresud Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

Except as described above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A previously filed, has any present plans or intentions that could result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a) As of June 30, 2006, assuming the full conversion of Cresud’s Notes and Warrants owned by the Reporting Persons as described in Item 6, IFISA would own 105,729,225 shares of Cresud Common Stock, representing 32.9% on a fully diluted basis.

The following is a detailed description of the Reporting Persons’ beneficial ownership and their relationship with Cresud:

(i) E. Elsztain by virtue of his position and voting power of IFIS may be deemed to beneficially own 43.7% of the shares of IFISA. E. Elsztain owns directly 24.3% of the equity of IFIS and indirectly 2.5% through Consultores Venture Capital Uruguay (formerly known as Duriland S.A.), a corporation organized under the laws of the Republic of Uruguay, and 16.9% through Dolphin Fund plc, a limited liability company incorporated in the Isle of Man. IFIS owns 99.975% of the equity of IFISA. Therefore, E. Elsztain may be deemed to be the beneficial owner of 43.7% of the issued and outstanding shares of common stock of IFISA, which in turn owns, on a fully diluted basis, approximately 32.9% of the issued and outstanding shares of Cresud and approximately 2.3% of the issued and outstanding shares of IRSA. In addition, Cresud owns, on a fully diluted basis, 34.3% of the issued and outstanding shares of IRSA. Finally, IRSA owns, on a fully diluted basis, 65.1% of the issued and outstanding shares of APSA.

(ii) IFIS, as direct owner of 99.975% of the shares of IFISA, would be the beneficial owner of all the shares of Cresud Common Stock held for its account, which is 32.9%.

SCHEDULE 13D
CUSIP No. 226406106		Page 7 of 10 Pages

(iii) IFISA would be the direct owner of 105,729,225 shares of Cresud Common Stock representing approximately 37.8% of the Cresud Common Stock that would be outstanding if no other holder were to convert any Notes or exercise any Warrants.

Given the foregoing, E. Elsztain, IFIS and IFISA may be deemed to be the beneficial owners of the following shares, in each case, on a fully diluted basis:

1.	105,729,225 of the issued and outstanding shares of Cresud, representing 32.9% of all outstanding shares of Cresud.

E. Elsztain, IFIS, IFISA and Cresud may be deemed to be the beneficial owners of the following shares, in each case, on a fully diluted basis:

2.	217,206,683 of the issued and outstanding shares of IRSA, representing 37.5% of all outstanding shares of IRSA.

E. Elsztain, IFIS, IFISA, Cresud and IRSA may be deemed to be the beneficial owners of the following shares, in each case, on a fully diluted basis:

3.	146,065,341 of the issued and outstanding shares of APSA, representing 65.1% of all outstanding shares of APSA.

As of June 30, 2006, assuming full conversion by the Reporting Persons of Cresud’s Notes and exercise of Cresud’s Warrants included in the Units owned by IFISA as discussed in Item 6, and assuming further that none of other Cresud’s shareholders convert their Notes, the Reporting Persons would control 37.8% of the outstanding shares Cresud Common Stock. Assuming the full conversion by the Reporting Persons of Cresud’s Notes and exercise of the Warrants included in the Units owned by IFISA as well as other Cresud’s shareholders, the Reporting Persons would control 32.9% of Cresud Common Stock.

(iv) Except as set forth from Paragraph (i) to (iii) of this Item 5(a), to the best knowledge of the Reporting Persons, none of the Reporting Persons beneficially own any shares of the Alto Palermo Common Stock.

(b) Item 5(a) is incorporated herein by reference.

(c) Transactions by the Reporting Persons or persons named in Schedule A previously filed in Cresud Common Stock that were effected from the last filing dated as of May 11, 2006 to June 30, 2006 are listed on Annex I, which is incorporated herein by reference.

(d)-(e) Not applicable.

SCHEDULE 13D
CUSIP No. 226406106		Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: June 30, 2006

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain

SCHEDULE 13D
CUSIP No. 226406106		Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: June 30, 2006

IFIS Limited

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

SCHEDULE 13D
CUSIP No. 226406106		Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED June 30, 2006

Inversiones Financieras del Sur S.A.

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board